Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor, New York, New York 10005

Citigroup Global Markets Inc.

388 Greenwich Street, New York, NY 10013

Wells Fargo Securities, LLC

375 Park Avenue, New York, NY 10152

Merrill Lynch, Pierce, Fenner & Smith Incorporated

One Bryant Park, New York, NY 10036

J.P. Morgan Securities LLC

383 Madison Avenue, New York, NY 10179

February 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ladder Capital Corp
Registration Statement on Form S-1 (File No. 333-193071)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Ladder Capital Corp that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern Time, on February 5, 2014 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: January 28, 2014 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 9,250 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGES FOLLOW]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
WELLS FARGO SECURITIES, LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Benjamin Marsh
Name:	Benjamin Marsh
Title:	Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Julian Allen
Name:	Julian Allen
Title:	Managing Director

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director

[Signature page to Underwriters Acceleration Request Letter]

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Chris Porter
Name:	Chris Porter
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Frank Bruni
Name:	Frank Bruni
Title:	Managing Director

[Signature page to Underwriters Acceleration Request Letter]